

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Jenny Yeh
Chief Financial Officer
Ooma, Inc.
525 Almanor Avenue, Suite 200
Sunnyvale, CA 94085

Re: Ooma, Inc.
Form 10-Q
Exhibit No. 10.1- Sublease Agreement dated as of August 6, 2019 by and among the Company and Alibaba Group (U.S.) Inc.
Filed December 6, 2019
File No. 001-37493

Dear Ms. Yeh:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance